UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41647

Ohmyhome Limited

(Exact name of registrant as specified in its charter)

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On July 21, 2026, Ohmyhome Limited (the “Company”) held the Company’s Annual General Meeting of the Shareholders (the “Meeting”) at 10:00 a.m. local time at 1 Kampong Ampat, #08-11 One KA MacPherson, Singapore 368314. Eleven items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1.

RESOLVED as an ordinary resolution, that with immediate effect from the close of the meeting,

A.	the authorized share capital of the Company be and is hereby increased from US$7,500,000,000 divided into 675,000,000,000 Class A ordinary shares of par value US$0.01 each and 75,000,000,000 Class B ordinary shares of par value US$0.01 each, to US$1,000,000,000,000 divided into 90,000,000,000,000 Class A ordinary shares of par value US$0.01 each and 10,000,000,000,000 Class B ordinary shares of par value US$0.01 each by the creation of an additional 89,325,000,000,000 Class A ordinary shares of par value US$0.01 each and 9,925,000,000,000 Class B ordinary shares of par value US$0.01 each (the “Authorised Share Capital Increase”); and

B.	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Authorised Share Capital Increase, if and when deemed advisable by the board of directors of the Company (the “Board”), in its sole discretion.

For	Against	Abstain
84,164,653	7,550	124

Proposal 2:

RESOLVED as a special resolution, that subject to and immediately following the Authorised Share Capital Increase becoming effective, that

A.	clause 8 of the Company’s existing memorandum of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new clause 8:

“8. The authorised share capital of the Company is US$1,000,000,000,000 divided into (a) 90,000,000,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 10,000,000,000,000 Class B Ordinary Shares with a par value of US$0.01 each, of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

B.	Article 3(1) of the Company’s existing articles of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new Article 3(1):

“3 (1) The authorised share capital of the Company at the date on which these Articles come into effect shall be US$1,000,000,000,000 divided into (a) 90,000,000,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 10,000,000,000,000 Class B Ordinary Shares with a par value of US$0.01 each.”;

C.	the Fourth Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to this notice (the “Fourth Amended and Restated Memorandum and Articles of Association”) be and are hereby approved and adopted in substitution for, and to the entire exclusion of, the existing memorandum and articles of association of the Company; and

D.	any one director or officer or the registered office provider of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Authorised Share Capital Increase and the adoption of the Fourth Amended and Restated Memorandum and Articles of Association including, without limitation, making all such filings as may be required with the Registrar of Companies in the Cayman Islands.

For	Against	Abstain
84,164,650	7,506	171

Proposal 3:

RESOLVED as a special resolution, that subject to and conditional upon (i) all the directors of the Company (“Directors”) signing the solvency statement in accordance with the requirements of the Companies Act (as revised) of the Cayman Islands; and (ii) registration by the Registrar of Companies of the Cayman Islands with a copy of the said solvency statement and the minutes of this meeting approving the Capital Reduction (as defined below) and Sub-division (as defined below); with effect from the date on which the aforesaid conditions are fulfilled (“Effective Date”):

A.	the issued and paid-up share capital of the Company be reduced (“Capital Reduction”) by reducing the par value of each existing class A ordinary share with a par value of US$0.01 (“Existing Class A Ordinary Share”) and each existing class B ordinary share with a par value of US$0.01 (“Existing Class B Ordinary Share”, together with the Existing Class A Ordinary Shares, “Ordinary Shares”) and (including any treasury shares (if any)) in issue on the Effective Date from US$0.01 each to US$0.0000001 each by cancelling the paid-up capital to the extent of US$0.0099999 on each Existing Class A Ordinary Share and each Existing Class B Ordinary Share in issue on the Effective Date, so that following the Capital Reduction, (i) each such issued Existing Class A Ordinary Share with a par value of US$0.01 shall be treated as one fully paid-up class A ordinary share with a par value of US$0.0000001 (“New Class A Ordinary Share”) and (ii) each such issued Existing Class B Ordinary Share with a par value of US$0.01 shall be treated as one fully paid-up class B ordinary share with a par value of US$0.0000001 (“New Class B Ordinary Share”, together with the New Class A Ordinary Shares, “New Ordinary Shares”), in the share capital of the Company and any liability of the holders of such New Ordinary Shares to make any further contribution to the capital of the Company on each such New Ordinary Share shall be treated as satisfied, such that the issued share capital of the Company be reduced from US$231,011.31 divided into (a) 22,259,591 Class A ordinary shares with a par value of US$0.01 each and (b) 841,540 Class B ordinary shares with a par value of US$0.01 each to US$2.3101131 divided into (a) 22,259,591 Class A ordinary shares with a par value of US$0.0000001 each and (b) 841,540 Class B ordinary shares with a par value of US$0.0000001 each, of which (a) 22,259,591 Class A ordinary shares with a par value of US$0.0000001 each and (b) 841,540 Class B ordinary shares with a par value of US$0.0000001 each had been issued and fully paid;

B.	immediately following the Capital Reduction becoming effective, each of the then authorised but unissued Ordinary Shares with a par value of US$0.01 be subdivided into 100,000 unissued New Ordinary Shares with a par value of US$0.0000001 each in the share capital of the Company (“Sub-division”);

C.	immediately following the Capital Reduction and the Sub-Division, the authorised share capital of the Company will be changed from US$1,000,000,000,000 divided into (a) 90,000,000,000,000 Class A Ordinary Shares with a par value of US$0.01 each and (b) 10,000,000,000,000 Class B Ordinary Shares with a par value of US$0.01 each to US$1,000,000,000,000 divided into (a) 9,000,000,000,000,000,000 Class A Ordinary Shares with a par value of US$0.0000001 each and (b) 1,000,000,000,000,000,000 Class B Ordinary Shares with a par value of US$0.0000001;

D.	the credit arising from the Capital Reduction shall be applied towards offsetting the accumulated losses of the Company as at the Effective Date and the balance (if any) will be transferred to a distributable reserve account of the Company which may be utilised by the Directors as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time and all actions in relation thereto be approved, ratified and confirmed;

E.	each of the New Ordinary Shares arising from the Capital Reduction and Sub division shall rank pari passu in all respects with each other and have rights and privileges and be subject to the restrictions contained in the memorandum and articles of association of the Company; and

F.	the Directors be and are hereby authorised to do all such acts and things and execute all such documents, which are ancillary to the Capital Reduction and the Sub-division and of administrative nature, on behalf of the Company, including under seal where applicable, as they may consider necessary or expedient to give effect to the Capital Reduction and the Sub-division.

For	Against	Abstain
84,164,611	7,521	194

Proposal 4:

RESOLVED as a special resolution, that subject to and immediately following the Capital Reduction and the Sub-division becoming effective, that

A.	clause 8 of the Company’s existing memorandum of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new clause 8:

“8. The authorised share capital of the Company is US$1,000,000,000,000 divided into (a) 9,000,000,000,000,000,000 Class A Ordinary Shares with a par value of US$0.0000001 each and (b) 1,000,000,000,000,000,000 Class B Ordinary Shares with a par value of US$0.0000001 each, of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

B.	Article 3(1) of the Company’s existing articles of association be and is hereby deleted in its entirety and be and is hereby replaced with the following new Article 3(1):

“3 (1) The authorised share capital of the Company at the date on which these Articles come into effect shall be US$1,000,000,000,000 divided into (a) 9,000,000,000,000,000,000 Class A Ordinary Shares with a par value of US$0.0000001 each and (b) 1,000,000,000,000,000,000 Class B Ordinary Shares with a par value of US$0.0000001 each.”;

C.	the Fifth Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex B to this notice (the “Fifth Amended and Restated Memorandum and Articles of Association”) be and are hereby approved and adopted in substitution for, and to the entire exclusion of, the existing memorandum and articles of association of the Company; and

D.	any one Director or officer or the registered office provider of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Capital Reduction, the Sub-division and the adoption of the Fifth Amended and Restated Memorandum and Articles of Association including, without limitation, making all such filings as may be required with the Registrar of Companies in the Cayman Islands.

For	Against	Abstain
84,164,635	7,521	171

Proposal 5:

RESOLVED as an ordinary resolution, that

A.	a share consolidation of all of the authorized, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be and is hereby approved at a ratio of not less than two to one (2:1) and not more than five thousand to one (5,000:1) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any one time or multiple times during a period of up to two (2) years from the date of the Annual General Meeting of the Shareholders of the Company held on July 21, 2026 (the “Meeting”), in each case, at such consolidation ratio and effective time as the Board may determine in its sole discretion (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than two to one (2:1) nor greater than five thousand to one (5,000:1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s memorandum and articles of association;

B.	no fractional Shares be issued in connection with any Share Consolidation and, in the event that shareholders of the Company would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the Board be and is hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Shares to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of each Share Consolidation; and

C.	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to each Share Consolidation, if and when deemed advisable by the Board, in its sole discretion.

For	Against	Abstain
84,161,295	10,898	134

Proposal 6:

RESOLVED as an ordinary resolution that Agus Prasetyo be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

For	Against	Abstain
84,169,659	2,403	265

Proposal 7:

RESOLVED as an ordinary resolution that Chin Chee Yen be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

For	Against	Abstain
84,171,024	1,135	168

Proposal 8:

RESOLVED as an ordinary resolution that Wong Tai Kok be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

For	Against	Abstain
84,169,749	2,396	182

Proposal 9:

RESOLVED as an ordinary resolution that Liu Wen Tao be re-appointed as a director of the Company, serving a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal, with immediate effect.

For	Against	Abstain
84,166,963	5,186	178

Proposal 10:

RESOLVED as an ordinary resolution that the appointment of Enrome LLP as auditor of the Company for the fiscal year ending December 31, 2025 be ratified, confirmed and adopted.

For	Against	Abstain
84,171,160	899	267

Proposal 11:

RESOLVED as an ordinary resolution, that the Board, or any member thereof in its sole discretion, be and hereby is authorized to adjourn the Meeting to a later date or dates, or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

For	Against	Abstain
84,159,001	4,741	8,585

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026

Ohmyhome Limited

	By:	/s/ Agus Prasetyo
	Name:	Agus Prasetyo
	Title:	Chief Executive Officer